Exhibit 1

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED
FINANCIAL STATEMENTS

(UNAUDITED)

THREE MONTHS ENDED MARCH 31, 2005

NOVA GAS TRANSMISSION LTD.
CONSOLIDATED INCOME
(millions of dollars)

	Three Months Ended March 31
	2005	2004
	(unaudited)	(unaudited)

Revenues	303	311

Expenses
Operating expenses	96	101
Depreciation	75	71
	171	172

Operating Income	132	139

Other Expenses / (Income)
Financial charges	56	62
Other	—	(6)
	56	56

Income before Income Taxes	76	83

Income Taxes	36	31

Net Income	40	52

See accompanying Notes to Consolidated Financial Statements

NOVA GAS TRANSMISSION LTD.
CONSOLIDATED CASH FLOWS
(millions of dollars)

	Three Months Ended March 31
	2005	2004
	(unaudited)	(unaudited)
Cash Generated from Operations
Net income	40	52
Depreciation	75	71
Future income taxes	1	1
Funds generated from operations	116	124
Decrease in operating working capital	62	51
Net cash provided by operating activities	178	175

Investing Activities
Capital expenditures	(24)	(14)
Deferred amounts and other assets	(11)	(1)
Net cash used in investing activities	(35)	(15)

Financing Activities
Common share dividends	(40)	—
Long-term debt issued	300	—
Decrease in amounts due to parent	(403)	(160)
Net cash used in financing activities	(143)	(160)

Change in Cash	—	—
Cash at Beginning of Period	—	—
Cash at End of Period	—	—

See accompanying Notes to Consolidated Financial Statements

NOVA GAS TRANSMISSION LTD.
CONSOLIDATED BALANCE SHEET
(millions of dollars)

	March 31 2005	December 31 2004
	(unaudited)	(audited)

ASSETS

Current Assets
Accounts receivable	84	116
Inventories	26	28
	110	144

Plant, Property and Equipment	4,462	4,513
Other Assets	52	49
Future Income Taxes	37	38

	4,661	4,744

LIABILITIES AND SHAREHOLDER’S EQUITY

Current Liabilities
Accounts payable	44	33
Due to parent	88	491
Accrued interest	51	34
Long-term debt due within one year	179	124
	362	682

Deferred Amounts	61	72

Long-Term Debt	2,529	2,281

Common Shareholder’s Equity
Common shares	1,706	1,706
Retained earnings	3	3
	1,709	1,709

	4,661	4,744

See accompanying Notes to Consolidated Financial Statements

NOVA GAS TRANSMISSION LTD.
CONSOLIDATED RETAINED EARNINGS
(millions of dollars)

	Three Months Ended March 31
	2005	2004
	(unaudited)	(unaudited)

Balance at Beginning of Period	3	261
Net income	40	52
Common Share Dividends	(40)	—

Balance at End of Period	3	313

See accompanying Notes to Consolidated Financial Statements

NOVA GAS TRANSMISSION LTD.
Notes to Consolidated Financial Statements
(unaudited)

NOTE 1     Significant Accounting Policies

The consolidated financial statements of NOVA Gas Transmission Ltd. have been prepared in accordance with Canadian generally accepted accounting principles.  The accounting policies applied are consistent with those outlined in the company’s annual financial statements for the year ended December 31, 2004.  These consolidated financial statements for the three months ended March 31, 2005 do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment.  In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality.

NOTE 2     Long-term Debt

In January 2005, NOVA Gas Transmission Ltd. Issued $300 million of medium-term notes bearing interest at 5.10 per cent due to TransCanada Pipelines Limited.  This issuance was used to reduce the amount due to parent.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Management’s Discussion and Analysis dated April 28, 2005 should be read in conjunction with the accompanying unaudited consolidated financial statements of NOVA Gas Transmission Ltd. (NGTL or the company) for the three months ended March 31, 2005 and should also be read in conjunction with the audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2004.  Additional information relating to NGTL, including the company’s Renewal Annual Information Form and continuous disclosure documents, is available on SEDAR at www.sedar.com under NOVA Gas Transmission Ltd.  Amounts are stated in Canadian dollars unless otherwise indicated.

Financial Review

NGTL’s net income was $40 million for the first quarter 2005, compared to $52 million for the same period in 2004.  The decrease is primarily due to a lower average investment base and lower return on common equity for the Alberta System and a tax refund recognized in the first quarter of 2004.

Liquidity and Capital Resources

Funds Generated From Operations

Funds generated from operations were $116 million for the three months ended March 31, 2005 compared to $124 million for the same period in 2004.  This was primarily the result of a decrease in net income.

NGTL expects that its ability to generate sufficient amounts of cash in the short term and the long term, when needed, and to maintain financial capacity and flexibility to provide for planned growth is adequate and remains substantially unchanged since December 31, 2004.

Investing Activities

In the three months ended March 31, 2005, capital expenditures totalled $24 million (2004 - $14 million).  Capital spending is comprised of construction of new facilities that are dependent on requests from customers for new services, as well as capital maintenance.

Financing Activities

During the three months ended March 31, 2005, all required financing was provided by NGTL’s parent company, TransCanada PipeLines Limited (TCPL).  NGTL anticipates that future financing requirements will be obtained from TCPL or from third parties.  In January 2005 NGTL issued $300 million of 5.10 per cent medium term notes due 2017 to TCPL.

TCPL as the sole shareholder of NGTL receives all the dividends declared on the 100,004 New Common Shares.  On March 31, 2005 NGTL’s Board of Directors declared a dividend of $40 million.  The dividend will be paid 30 days after the declaration date.

Contractual Obligations

The only material change to NGTL’s contractual obligations since December 31, 2004 was the issue of $300 million in medium term notes due 2017 to TCPL.  For further information on these contractual obligations, refer to the MD&A in NGTL’s 2004 Renewal Annual Information Form.

Related Party Transactions

All transactions with related parties occurred in the normal course of operations under normal commercial terms.

TCPL:  NGTL relies on TCPL to provide administrative and operating services.  Costs for such administrative and operating services are recorded on the Company’s financial statements at the amount determined in accordance with policies which are subject to regulatory review.  Additionally, during the first quarter of 2005, NGTL made interest payments to TCPL in the amount of $12 million (2004 - $12 million).

Foothills Pipe Lines (Alta.) Ltd.:  TCPL both directly and indirectly through its interest in Foothills Pipe Lines Ltd. has a 100 per cent interest in Foothills Pipe Lines (Alta.) Ltd.  During the first quarter of 2005, NGTL has recorded $18 million (2004 – $17 million) for gas transportation services provided by Foothills Pipe Lines (Alta.) Ltd.

Risk Management

NGTL’s market, financial and counterparty risks remain substantially unchanged since December 31, 2004. For further information on risks, refer to Management’s Discussion and Analysis in NGTL’s 2004 Renewal Annual Information Form.

Controls and Procedures

As of the end of the period covered herein, NGTL’s management, together with NGTL’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the company’s disclosure controls and procedures.  Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer of NGTL have concluded that the disclosure controls and procedures are effective.

There were no changes in NGTL’s internal control over financial reporting during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect NGTL’s internal control over financial reporting.

Critical Accounting Policy

NGTL’s critical accounting policy, which remains unchanged since December 31, 2004, is the use of accounting for the impacts of rate regulation in accordance with generally accepted accounting principles. For further information on this critical accounting policy, refer to Management’s Discussion and Analysis in NGTL’s 2004 Renewal Annual Information Form.

Critical Accounting Estimate

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the company’s consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgment.  NGTL’s most significant critical accounting estimate is depreciation expense.  For further information on this critical accounting estimate, refer to Management’s Discussion and Analysis in NGTL’s 2004 Renewal Annual Information Form.

Outlook

The outlook for the company remains relatively unchanged since December 31, 2004.  For further information on outlook, refer to Management’s Discussion and Analysis in NGTL’s 2004 Renewal Annual Information Form.

Recent Developments

On March 10, 2005 NGTL announced that it had reached a settlement with shippers and other interested parties regarding the annual revenue requirements of its Alberta System natural gas transmission system for the years 2005, 2006 and 2007. The settlement encompasses all elements of the Alberta System revenue requirement, including operating, maintenance and administration (OM&A) costs, return on equity, depreciation and income and municipal taxes.

In the Alberta System settlement, OM&A costs are fixed at $193 million for 2005, $201 million for 2006, and $207 million for 2007. Any variance between actual OM&A and those agreed to in the settlement in each year will accrue to NGTL. The majority of other cost elements of the 2005, 2006 and 2007 revenue requirements will be treated on a flow through basis.

The negotiating parties agreed the return on equity capital will be calculated annually during the term of the settlement using the EUB formula for the purpose of establishing the annual generic rate of return for Alberta utilities on deemed common equity of 35 per cent. For 2005, the rate of return on common equity under the EUB formula is 9.50 per cent. Depreciation costs will be determined using the depreciation rates and methodology that NGTL proposed to the EUB in its 2004 General Rate Application.

In March of 2005, NGTL applied to the EUB for approval of the Alberta System settlement. With a settlement being filed, the EUB approved the withdrawal of the 2005 General Rate Application (GRA) Phase 1 on March 18, 2005. Upon EUB approval of the settlement, NGTL intends to withdraw its motion to the Alberta Court of Appeal filed in September 2004 for leave to appeal EUB Decision 2004-69 (Phase 1 of the 2004 General Rate Application), with respect to the disallowance of applied-for incentive compensation costs.

NGTL will continue to charge interim tolls for 2005 for transportation service on the Alberta System. The interim tolls, approved by the EUB in December 2004, will remain in effect until final tolls are established through the Phase 2 proceeding of the Alberta System’s 2005 GRA. This proceeding will address the allocation of costs among transportation services and rate design. NGTL filed this application with the EUB on April 15, 2005.

Share Information

As at March 31, 2005, NGTL had 100,004 issued and outstanding common shares.

Selected Quarterly Consolidated Financial Data (1)

The following sets forth selected quarterly financial data for the last eight consecutive quarters in millions of dollars except for per share amounts.

	2005	2004				2003
	First	Fourth	Third	Second	First	Fourth	Third	Second

Revenues	303	307	300	315	311	329	328	330
Net Income	40	47	38	39	52	51	50	48

Share Statistics
Net income per share - Basic & Diluted	$400	$470	$380	$390	$520	$510	$500	$480

(1)  The selected quarterly consolidated financial data has been prepared in accordance with Canadian GAAP.  Certain comparative figures have been reclassified to conform with the current year’s presentation.  For a discussion on the factors affecting the comparability of the financial data refer to Note 1 of NGTL’s 2004 Audited Consolidated Financial Statements.

Factors Impacting Quarterly Financial Information

NGTL’s annual revenues and net income fluctuate over the long term primarily due to terms of negotiated settlements and EUB decisions with respect to the Alberta System.  Generally, quarter over quarter revenues and income during any particular fiscal year remain fairly stable with fluctuations arising as a result of adjustments being recorded due to regulatory decisions or negotiated settlements occurring in a particular quarter, and due to items outside of the normal course of operations.

Significant items which impacted the last eight quarters’ net earnings are as follows:

•      In 2003, NGTL reached a one-year Alberta System Revenue Requirement Settlement for 2003 which included a fixed revenue requirement component of $1.277 billion.

•      First quarter 2004 net earnings included approximately $8 million of corporate income tax refunds and refund interest.

•      In third quarter 2004, the EUB’s decisions on the Generic Cost of Capital and Phase I of the 2004 GRA resulted in lower earnings for the Alberta System compared to the previous quarters.

Forward-Looking Information

Certain information in this Management’s Discussion and Analysis is forward-looking and is subject to important risks and uncertainties.  The results or events predicted in this information may differ from actual results or events.  Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of NGTL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline industry sector, and the prevailing economic conditions in North America.  For additional information on these and other factors, see the reports filed by NGTL with Canadian securities regulators and with the United States Securities and Exchange Commission.  NGTL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.